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                              RETRAC MEDICAL, INC.
                              22 SOUTH MAIN STREET
                               NEW CITY, NY 10956
                       TEL: 845-639-9598 FAX 845-639-9616


November 5th, 2001                                 BY REGULAR AND OVERNIGHT MAIL

Pamela Howell, Esq.
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C., 20549-0405
Mail Stop 0304

         Re: Retrac Medical, Inc. Registration Statement on Form SB-2 SEC File No. 333-46316
                  --------------------------------------------------------

Dear Ms. Howell:

         On October 12, 2001, Retrac Medical, Inc. filed an application to withdraw (1) the above referenced Registration Statement of Form SB-2 with the SEC on September 21, 2000; and (2) Amendment Nos. 1, 2, and 3 to the above referenced Registration Statement on Form SB-2 on January 11, 2001, February 1, 2001 and May 15, 2001, respectively (collectively, the "Registration Statement"). Pursuant to your request, Retrac hereby amends the application by adding the following statement to the application:

         No securities of Retrac have been sold or distributed in the proposed offering to be conducted pursuant to the Registration Statement.

         Thank you for your attention and assistance during our efforts to complete our initial public offering, and thank you in advance for your assistance with our withdrawal request. If you have any questions regarding this withdrawal request, please call Dan Donahue or Marc Indeglia, of Oppenheimer Wolff & Donnelly, at (949) 823-6000.

Sincerely,



/S/ Martin Kelly
President and Chief Executive Officer

cc:      M.R. Weiser & Company, LLP
         Oppenheimer Wolff & Donnelly, LLP